Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 5, 2026, by and among Aether Compute LLC, a Delaware limited liability company (“Buyer”), Aether Holdings, Inc., a Delaware corporation whose common stock is listed on The Nasdaq Stock Market LLC (“Parent” or “ATHR”), Noviant Inc., a New York corporation (the “Company”), and Kevin Wang, Jin Yi Wang, James L. Mo and Enbo B. Zeng (each, a “Seller” and collectively, the “Sellers”). Buyer, Parent, the Company and the Sellers are referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. The Sellers collectively own one hundred percent (100%) of the issued and outstanding equity interests of the Company, free and clear of all Encumbrances other than restrictions under applicable securities laws.

B. Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, equity interests representing sixty percent (60%) of the fully diluted equity interests of the Company immediately after the Closing (the “Purchased Shares”), on the terms and subject to the conditions of this Agreement.

C. Parent is the direct or indirect owner of Buyer, will provide the consideration for Buyer’s purchase of the Purchased Shares, and will issue restricted shares of Parent common stock to the Sellers as part of the Purchase Price, subject to the securities laws, Nasdaq Rules, escrow, holdback and transfer restrictions set forth herein and in the Ancillary Agreements.

D. The Parties acknowledge and agree that the offer and issuance by Parent of the Transaction Shares to the Sellers as partial consideration for the Purchased Shares is intended to be made in a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder, and in reliance on applicable exemptions from registration or qualification under state securities or “blue sky” laws. The Parties further acknowledge that the Transaction Shares will be offered and issued only to the Sellers in a privately negotiated transaction, without any general solicitation or general advertising, and in reliance upon, among other things, the investment intent, accredited investor status or other exemption-related qualifications, sophistication, access to information, and other representations, warranties, covenants and acknowledgments of each Seller set forth in this Agreement, the investor questionnaires, the securities law representation agreements and the other Ancillary Agreements. The Transaction Shares have not been registered under the Securities Act or any state securities laws, shall constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and may not be offered, sold, pledged, transferred or otherwise disposed of except pursuant to an effective registration statement or an available exemption from registration under the Securities Act and applicable state securities laws, and subject in all cases to the restrictions set forth in this Agreement, the lock-up and leak-out agreements, Parent’s insider trading policy, applicable Nasdaq Rules, restrictive legends and stop-transfer instructions.

E. As material inducements to Buyer and Parent, the Parties will enter into lock-up and leak-out agreements, investor questionnaires and securities law representation agreements, intellectual property assignment agreements, Executive employment and restrictive covenant agreements, disclosures, closing certificates and other Ancillary Agreements.

F. The Parties intend that this Agreement supersede any prior non-binding term sheet or letter of intent with respect to the Transaction, except for any confidentiality, exclusivity, expense, governing law or similar binding provisions expressly surviving by their terms.

ARTICLE I - DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Ancillary Agreements” means the lock-up and leak-out agreements, investor questionnaires and securities law representation agreements, intellectual property assignments, employment agreements, restrictive covenant agreements, escrow or holdback agreement, transfer documents, closing certificates and other documents delivered in connection with this Agreement.

“Business” means the business conducted or proposed to be conducted by the Company, including all software, artificial intelligence, data, technology, services, products, customer relationships and related operations of Noviant.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing” has the meaning set forth in Section 2.7.

“Closing Date” means the target Closing date of August 7, 2026, or such other date as Buyer and Parent agree in writing after all conditions to Closing have been satisfied or waived by the Buyer and Parent in writing. The Parties acknowledge that the target Closing date is not a binding obligation to close and does not limit Buyer and Parent’s right to decline to close if any condition to close is not satisfied or waived by the Buyer and Parent in writing.

“Closing Working Capital” means the Working Capital of the Company as of August 3, 2026, determined without giving effect to the Closing, the payment of the Purchase Price or any financing or other transaction undertaken by Buyer, Parent or their Affiliates in connection with the transactions contemplated by this Agreement.

“Encumbrance” means any lien, pledge, charge, security interest, mortgage, deed of trust, option, warrant, purchase right, right of first refusal, restriction, adverse claim, voting arrangement, proxy, escrow, equitable interest or other encumbrance of any kind.

“Executive” or “Executives” means each Seller who provides post-Closing services to the Company designated as an executive in the applicable employment agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Fundamental Representations” means the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.7, 4.8, 4.14, 4.15, 5.1, 5.2, 5.3 and 5.5.

“Indemnity Holdback Shares” means the Transaction Shares having an aggregate value equal to fifteen percent (15%) of the Purchase Price, to be deposited into escrow or otherwise held back as security for the Sellers’s indemnification obligations.

“Knowledge” means, with respect to the Company or any Seller, the actual knowledge of any Seller and the knowledge that any Seller would reasonably be expected to have after due inquiry of the Company personnel, advisors and records.

“Losses” means all losses, liabilities, damages, deficiencies, taxes, penalties, fines, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and enforcement.

“Nasdaq Rules” means the rules and interpretive guidance of The Nasdaq Stock Market LLC applicable to Parent and the issuance of Transaction Shares.

“Person” means any individual, corporation, limited liability company, partnership, trust, association, governmental authority or other entity.

“Purchase Price” means Three Million Six Hundred Thousand Dollars ($3,600,000), subject to adjustment, withholding, setoff, holdback and the other terms of this Agreement.

“Support Account” means the segregated deposit account of the Support Amount designated under Section 2.10(a).

“Support Amount” means Fifty Thousand Dollars ($50,000), allocated from the Cash Consideration designated under Section 2.3.

“Support Period” means the six (6) month period beginning on the Closing Date.

“Target Working Capital” means the Trailing Twelve-Month Average Working Capital.

“Trailing Twelve-Month Average Working Capital” means the average month-end Working Capital of the Company for the twelve full calendar months ending on the last day of the calendar month immediately preceding the Closing Date.

“Transaction” means the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means all legal, accounting, audit, tax, advisory, broker, finder and other fees, costs and expenses incurred by or on behalf of the Company or any Seller in connection with this Agreement, the Transaction, the Ancillary Agreements and the preparation of the audited financial statements, except to the extent Parent expressly agrees in writing to bear any such expense.

“Transaction Shares” means the restricted shares of Parent common stock issuable to the Sellers pursuant to Section 2.4.

“VWAP” means the volume-weighted average closing price of Parent common stock for the twenty (20) trading days immediately preceding the Closing Date, as reported by Bloomberg, Nasdaq or another nationally recognized financial data source selected by Parent in good faith.

“Working Capital” means, as of any determination time, the Company’s current assets minus current liabilities, determined in accordance with GAAP, consistently applied and using the same accounting principles, practices, classifications, judgments and methodologies used in the preparation of the Company’s most recent financial statements. Current assets shall include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, but shall exclude any receivable from any Seller or any Affiliate of any Seller unless actually paid in cash before Closing. Current liabilities shall include accounts payable, accrued expenses, accrued payroll and benefits, accrued taxes, customer deposits, deferred revenue, unpaid Transaction Expenses, the current portion of indebtedness and other current liabilities.

“Working Capital Shortfall” means the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital.

ARTICLE II - PURCHASE AND SALE

2.1. Purchase and Sale of Purchased Shares.

Subject to the terms and conditions of this Agreement, at the Closing each Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from each Seller, all right, title and interest in the Purchased Shares set forth opposite such Seller’s name on Schedule A, representing in the aggregate sixty percent (60%) of the fully diluted equity interests of the Company immediately after the Closing. The Purchased Shares shall be transferred free and clear of all Encumbrances, other than restrictions arising under applicable securities laws and the Ancillary Agreements.

2.2. Purchase Price.

The aggregate Purchase Price for the Purchased Shares shall be Three Million Six Hundred Thousand Dollars ($3,600,000), based on an enterprise value of Six Million Dollars ($6,000,000) for the Company as a whole, subject to adjustment, withholding, setoff, holdback and the other terms of this Agreement. The Purchase Price and Transaction Shares shall be allocated among the Sellers pro rata based on the Sellers’ respective ownership of the Purchased Shares, as reflected on Schedule A and as confirmed in Buyer’s and Parent’s diligence.

2.3. Cash Consideration.

At the Closing, Parent, on behalf of Buyer, shall pay to the Sellers an aggregate of Nine Hundred Thousand Dollars ($900,000) in cash, allocated among the Sellers as set forth on Schedule A, by wire transfer to one or more accounts designated in written payment-direction letters executed by all Sellers and delivered to Buyer and Parent at least two (2) Business Days before the Closing, which may include the trust account of Victor Tsai, attorney for the Sellers, if so designated in such written payment directions. Parent and Buyer may withhold from the cash consideration any taxes required to be withheld under applicable law and any amounts subject to setoff or holdback under this Agreement. As among Parent and Buyer, the cash consideration funded or paid by Parent shall be treated as a capital contribution, intercompany loan, or other intercompany arrangement as Parent determines after consultation with its tax and accounting advisors, without increasing the consideration payable to the Sellers.

2.4. Stock Consideration.

At the Closing, Parent, as consideration provider for Buyer, shall issue to the Sellers restricted shares of Parent common stock with an aggregate value of Two Million Seven Hundred Thousand Dollars ($2,700,000), allocated among the Sellers as set forth on Schedule A. The number of Transaction Shares shall equal $2,700,000 divided by the VWAP. No fractional shares shall be issued; any fractional share shall be rounded down to the nearest whole share without payment in lieu thereof unless otherwise required by applicable law. All Transaction Shares shall be subject to this Agreement, the lock-up and leak-out agreements, the investor questionnaires and securities law representation agreements, applicable securities laws, Nasdaq Rules, stop transfer instructions, restrictive legends, Parent insider trading policy and the Indemnity Holdback.

2.4A. Lock-Up; Leak-Out; No Registration Rights.

Each Seller’s Transaction Shares shall be subject to lock-up and leak-out restrictions in the lock-up and leak-out agreement delivered at Closing, which shall provide, at a minimum, that (a) fifty percent (50%) of each Seller’s Transaction Shares will be locked up for six (6) months after Closing, (b) the remaining fifty percent (50%) of each Seller’s Transaction Shares will be locked up for two (2) years after Closing, (c) during the applicable lock-up period no Seller may sell, transfer, assign, pledge, hypothecate, loan, hedge, short sell, enter into derivatives, swaps or other economic transfer arrangements with respect to such Transaction Shares, except for narrow transfers approved in writing by Parent and subject to joinder, and (d) after expiration of the applicable lock-up period, any sales remain subject to applicable securities laws, Rule 144, Parent’s trading windows and pre-clearance procedures, volume limitations, insider trading policy and any leak-out limitations. No Seller shall have any registration rights with respect to the Transaction Shares unless expressly granted in a separate written agreement signed by Parent.

2.5. Nasdaq and Share Cap Mechanics.

Parent shall not be required to issue any Transaction Shares, and Buyer and Parent shall not be required to consummate the Transaction, unless Parent has determined, in consultation with Nasdaq and Parent securities counsel, that the issuance complies with all applicable Nasdaq Rules, including shareholder approval, voting rights, change of control and Listing of Additional Shares notification requirements. If Parent determines that a share cap, delayed issuance, alternative closing mechanic or stockholder approval is required or advisable, Parent may require such mechanic as a condition to Closing. No Seller shall be entitled to any penalty, premium, make whole, interest, additional shares or alternative economic benefit solely because stockholder approval is not obtained or a Nasdaq limitation applies.

2.6. Indemnity Holdback.

Transaction Shares having an aggregate value equal to Five Hundred Forty Thousand Dollars ($540,000), calculated using the VWAP, shall be deposited with an escrow agent or otherwise subject to contractual holdback at Closing for a period of eighteen (18) months after the Closing Date, as specified in the escrow or holdback agreement, to secure the Sellers’ indemnification obligations. Parent may withhold issuance of book entry shares or issue such shares in the name of an escrow agent, nominee or restricted account to act as custodians for the Sellers, as Parent determines in good faith. The Indemnity Holdback Shares shall be allocated among the Sellers pro rata based on their respective shares of the Purchase Price.

2.7. Closing.

The Closing shall take place remotely by electronic exchange of documents and signatures on the Closing Date, subject to satisfaction or waiver of all conditions in Article VIII. The Closing Date is not an obligation of the Buyer or the Parent to close and does not limit any condition, termination right or remedy.

2.8. Withholding; Wire Verification.

Buyer and Parent may deduct and withhold from any consideration payable under this Agreement any amounts required to be deducted and withheld under applicable law. Any amounts properly withheld and paid to the appropriate authority shall be treated as paid to the applicable Seller. Buyer and Parent may require customary wire verification, tax forms and payment instructions before releasing any cash consideration.

2.9 Working Capital Covenant.

Upon the execution of the Agreement, Seller shall cause Sellers’ attorney to maintain a Support Account in the amount of $50,000 allocated from the Cash Consideration [Paragraph 2.3 above] in accordance with the Working Capital Support Amount [Paragraph 2.10 below] and, as soon as the Trailing Working Capital and Working Capital Shortfall numbers are confirmed, the Sellers shall deliver to Buyer a certificate, signed by each Seller and by an authorized officer of the Company, setting forth the Sellers’ good-faith calculation of: (i) Trailing Twelve-Month Average Working Capital; (ii) Target Working Capital; (iii) Closing Working Capital; and (iv) any Working Capital Shortfall (the “Stipulated Working Capital Certificate”).

Buyer hereby waives, solely with respect to the Working Capital Shortfall, any right to recover such amount by setoff, by release from the Indemnity Holdback, by cancellation or retention of Transaction Shares, by direct demand upon the Sellers, or by any other means.

(e) For the avoidance of doubt, Section 9.7 is not waived, released or modified except to the extent expressly provided in Section 2.9A(c). Buyer retains its rights under Section 9.7 in respect of any Working Capital Shortfall. Any rights reserved herein by Buyer expires 180 days after Closing.

(e) Without limiting the forgoing, the Sellers shall not, and shall cause the Company not to, transfer any cash or other asset of the Company to or for the benefit of any Seller or any Affiliate of any Seller, whether by dividend, distribution, redemption, return of capital, loan, advance, repayment, fee, bonus or forgiveness of indebtedness, or otherwise cause the Working Capital of the Company immediately prior to the Closing to be less than Closing Working Capital, other than by payment of employee compensation at existing rates and of trade obligations to unaffiliated third parties, in each case in the ordinary course consistent with past practice.

2.10 Working Capital Support Amount.

In the event the Stipulated Working Capital Certificate sets forth a Working Capital Shortfall in excess of $50,000, Sellers shall pay any Working Capital Shortfall in excess of $50,000 by wire or transfer of immediately available funds into the Support Account. In the event the Stipulated Working Capital Certificate sets forth a Working Capital Shortfall of less than $50,000, Sellers’ attorney is authorized to release the funds in the Support Account in excess of the Working Capital Shortfall to the Sellers.

During the Support Period, the Sellers’ attorney shall maintain the Support Amount in his attorney IOLA Account or an escrow account separate from and not commingled with any other funds, and may apply the Support Amount solely to fund the Company’s normal business operating cash requirements, including payroll, payroll taxes, employee benefits, vendor and supplier obligations, rent, insurance and other ordinary course operating expenses, provided the Company’s available unrestricted cash insufficient to meet ordinary operating obligations when due.

Upon expiration of the Support Period, any remaining balance of the Support Amount shall be released to the Company without notice.

Notwithstanding anything to the contrary in this Agreement, the Support Amount shall be treated for all purposes as a contribution to the capital of the Company allocated from the Purchase Price, effective immediately following the Closing. The Support Amount shall not constitute as, (a) a loan, an advance, a guarantee, or any other liability or obligation of the Company to Buyer, Sellers or any other Person; (b) any portion of consideration payable to Sellers; or (c) an asset of, or an amount recoverable by, Buyer or Sellers.

2.11 Post-Closing Funding.

Neither Buyer nor Parent shall have any obligation to contribute additional capital to, lend to, or otherwise fund the Company’s normal business operation during the Support Period, except as explicitly set forth in Section 2.10.

ARTICLE III - CLOSING DELIVERIES

3.1. Seller and Company Deliveries.

At or before the Closing, the Sellers and the Company shall deliver to Buyer and Parent the following, each in form and substance satisfactory to Buyer and Parent:

(a)	executed stock powers, transfer instruments, ledger updates and other documents transferring the Purchased Shares to Buyer free and clear of Encumbrances;

(b)	final audited financial statements and related audit support required by Section 6.2;

(c)	disclosure items, capitalization schedules, corporate records, good standing certificates, board and stockholder approvals, officer certificates and secretary certificates;

(d)	executed lock-up and leak-out agreements from each Seller covering all Transaction Shares;

(e)	executed investor questionnaires and securities law representation agreements from each Seller, if deemed applicable by the Parent;

(f)	executed intellectual property assignments, confirmatory invention assignments, contractor assignments, account transfers, credential transfers and IP chain of title deliverables;

(g)	executed employment and restrictive covenant agreements from each Seller designated as an Executive who will provide post-Closing services, including sale-of-business covenants to the maximum extent permitted by applicable law;

(h)	payoff letters, lien releases, tax forms, wire instructions, third party consents, customer/vendor notices and other closing deliverables requested by Buyer or Parent; and

(i)	resignations, appointments and board/stockholder actions necessary to implement the post-Closing governance arrangements in Article VII.

3.2. Buyer and Parent Deliveries.

At the Closing, subject to satisfaction or waiver of all conditions, Buyer and Parent shall deliver the cash consideration, the Transaction Shares net of the Indemnity Holdback Shares, the executed Ancillary Agreements to which Buyer or Parent is a party, the Support Amount to the Support Account in accordance with Section 2.10, and the corporate approvals required for Buyer and Parent to consummate the Transaction.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS

The Company and each Seller, jointly and severally with respect to Company matters and severally with respect to such Seller individual matters, represent and warrant to Buyer and Parent as follows:

4.1. Organization; Good Standing.

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all power and authority to own its assets and conduct the Business. The Company is qualified to do business in each jurisdiction where qualification is required, except where failure would not be material.

4.2. Authority; Enforceability.

The Company and each Seller have full power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which they are parties. All required corporate, stockholder and other actions have been or will be taken before Closing. This Agreement and each Ancillary Agreement constitutes a valid and binding obligation enforceable against the Company and each Seller that is party thereto.

4.3. Title to Purchased Shares; Capitalization.

The Sellers collectively own 100% of the issued and outstanding equity interests of the Company. The Purchased Shares are owned beneficially and of record by the Sellers, free and clear of Encumbrances. The capitalization schedule delivered to Buyer is true, complete and fully diluted and there are no options, warrants, convertible securities, SAFEs, phantom equity, profit participation rights, promises, voting arrangements or other rights to acquire or share in the equity or economics of the Company except as disclosed in writing and accepted by Buyer in writing.

4.4. No Conflicts; Consents.

Execution, delivery and performance of this Agreement and the Ancillary Agreements do not conflict with the Company’s organizational documents, any law, contract, consent, order or Encumbrance applicable to the Company, any Seller, the Purchased Shares or the Business. All required consents, notices, waivers and approvals are listed in the schedules and will be obtained before Closing unless waived by Buyer.

4.5. Financial Statements; Books and Records.

The Company’s financial statements and, when delivered, audited financial statements delivered to Buyer are true, complete and accurate in all material respects, have been prepared in accordance with GAAP, fairly present the financial condition and results of operations of the Company for the periods presented, and are derived from books and records maintained in the ordinary course. The Company maintains complete and accurate books, records, bank accounts, ledgers and supporting documentation.

4.6. No Undisclosed Liabilities.

The Company has no liabilities, obligations, debt, guarantees, off balance sheet arrangements, unpaid taxes, accrued expenses or commitments except those disclosed in the financial statements or otherwise and accepted by Buyer in writing.

4.7. Taxes.

The Company and each Seller have timely filed all tax returns required to be filed, paid all taxes due, withheld and remitted all payroll and other withholding taxes, and maintained all tax records. There are no tax audits, claims, liens, nexus issues, sales/use tax exposures or tax sharing arrangements except as disclosed and accepted by Buyer in writing.

4.8. Intellectual Property; Technology; AI and Data Rights.

The Company owns or validly controls, free and clear of Encumbrances, all intellectual property, software, source code, object code, AI models, algorithms, model weights, prompts, training data rights, data sets, databases, documentation, inventions, trade secrets, know how, domain names, accounts, credentials and other technology used or held for use in the Business. All Seller held or third party held Company related rights have been assigned to the Company under enforceable written assignments. The Business does not infringe, misappropriate or violate any third party rights. The Company has complied with all open source, data, privacy, cybersecurity and contractual obligations.

4.9. Privacy; Cybersecurity.

The Company has complied with all privacy policies, customer agreements, data processing agreements and applicable privacy, data security and cybersecurity laws. There has been no data breach, security incident, unauthorized access, ransomware event, loss of data or regulatory inquiry except as disclosed and accepted by Buyer in writing.

4.10. Material Contracts.

Other than the contracts disclosed in writing by the Sellers to the Buyer, there are no other material customer, vendor, reseller, license, SaaS, subscription, employment, contractor, debt, lease, related party and other material contracts. Each such contract is valid and in full force, and neither the Company nor, to the Knowledge of the Company or Sellers, any counterparty is in default.

4.11. Employees; Contractors; Benefits.

The Company has complied with all employment, labor, wage/hour, classification, benefits, immigration and workplace laws. All employees and contractors who created or contributed to Company intellectual property have executed enforceable confidentiality and invention assignment agreements. Other than has been disclosed in writing by the Sellers to the Buyer, the Company has no benefit plan, severance obligation, collective bargaining agreement or employment claim.

4.12. Compliance With Law; Litigation.

The Company and the Sellers have complied with all laws applicable to the Business. Other than has been disclosed in writing by the Sellers to the Buyer, the Company has no benefit plan, severance obligation, collective bargaining agreement or employment claim, there is no litigation, arbitration, investigation, claim, order, audit, governmental inquiry or threatened proceeding affecting the Company, any Seller, the Purchased Shares, the Business or the Transaction.

4.13. Related Party Transactions.

Other than has been disclosed by the Sellers to the Buyer, and approved by Buyer in writing, the Company has no benefit plan, severance obligation, collective bargaining agreement or employment claim, there are no contracts, loans, advances, payments, licenses, leases, arrangements, opportunities or other transactions between the Company and any Seller, Executive, affiliate, family member or related party.

4.14. Brokers.

No broker, finder, investment banker or similar Person is entitled to any fee or commission in connection with the Transaction based on any arrangement made by the Company or any Seller.

4.15. No Parent Insider Interest.

No director, officer or substantial stockholder of Parent has any direct or indirect interest in the Company, the Sellers, the Purchased Shares, the consideration payable in the Transaction or any related side arrangement, except as disclosed in writing to Parent and approved by Parent disinterested directors and securities counsel.

4.16. Investment Representations.

Each Seller is acquiring Transaction Shares for investment and not with a view to distribution, is an accredited investor or otherwise satisfies the requirements of the private placement exemption relied upon by Parent, has completed an investor questionnaire acceptable to Parent, understands that the Transaction Shares are restricted securities, and has not been offered Transaction Shares by general solicitation or general advertising.

4.17. No Trading; MNPI.

Neither the Company nor any Seller has traded in Parent securities while in possession of material nonpublic information or disclosed material nonpublic information concerning Parent except as permitted by a written confidentiality agreement or this Agreement.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Buyer and Parent represent and warrant to the Sellers as follows:

5.1. Organization; Authority.

Buyer is a Delaware limited liability company duly formed and validly existing under Delaware law. Parent is a Delaware corporation duly organized and validly existing under Delaware law. Each of Buyer and Parent has the power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party.

5.2. Enforceability; No Conflicts.

This Agreement and each Ancillary Agreement to which Buyer or Parent is a party constitutes a valid and binding obligation enforceable against Buyer or Parent, as applicable. Execution, delivery and performance do not conflict with Buyer or Parent organizational documents or any law or material contract applicable to Buyer or Parent, subject to Nasdaq Rules and securities law compliance.

5.3. Transaction Shares.

When issued in accordance with this Agreement, the Transaction Shares will be duly authorized, validly issued, fully paid and nonassessable, subject to restrictions under applicable securities laws, Nasdaq Rules, the lock-up and leak-out agreements, the investor questionnaires, legends, stop transfer instructions and this Agreement.

5.4. SEC Reports; Nasdaq.

Parent files reports with the Securities and Exchange Commission and its common stock is listed on The Nasdaq Stock Market LLC. Parent’s obligation to issue Transaction Shares and consummate the Transaction is subject to compliance with all securities laws, SEC reporting requirements and Nasdaq Rules.

5.5. Brokers.

No broker, finder, investment banker or similar Person is entitled to any fee or commission from the Sellers or the Company based on any arrangement made by Buyer or Parent.

ARTICLE VI - PRE-CLOSING COVENANTS

6.1. Conduct of Business Before Closing.

From the date of this Agreement through the Closing or earlier termination, the Company and the Sellers shall operate the Business in the ordinary course consistent with past practice, preserve the Business, assets, employees, customers, vendors, data, goodwill and intellectual property, maintain accurate books and records, and comply with applicable law. Without Buyer’s prior written consent, the Company and the Sellers shall not issue equity, incur debt, grant liens, transfer assets or IP, enter into material contracts, change compensation, make distributions, settle claims, change accounting methods, make tax elections, enter related party arrangements or take any action that would impair or delay the Transaction or Buyer’s post-Closing operation of the Company.

6.2. Audited Financial Statements.

No later than the Closing Date, the Company shall deliver final audited financial statements for all periods required by Parent’s independent registered public accounting firm and securities counsel, together with auditor reports, management representation letters, trial balances, general ledgers, bank statements, revenue schedules, customer and vendor schedules, debt schedules, tax workpapers, auditor consents and other support requested by Buyer, Parent or their respective advisors. The audited financial statements must be prepared in accordance with GAAP and audited by an independent accounting firm acceptable to Parent and capable of providing audit reports, consents and support required for Parent SEC filings.

6.3. Diligence Access.

The Company and the Sellers shall provide Buyer, Parent and their representatives prompt access to personnel, records, contracts, code repositories, financial data, audit materials, tax records, data room materials, corporate records, bank information, systems, credentials and other information requested by Buyer or Parent.

6.4. Nasdaq; SEC; Public Disclosures.

Parent shall have sole control over all SEC filings, Nasdaq notifications, press releases, investor communications and public company disclosures relating to Parent or the Transaction. The Company and the Sellers shall provide all information, cooperation, certificates, consents and support reasonably requested by Parent for SEC, Nasdaq, auditor, board, lender and public company compliance purposes.

6.5. No Trading.

The Company and the Sellers shall not, and shall cause their representatives not to, buy, sell, short, hedge, pledge, lend, trade or enter into any derivative or other transaction involving Parent securities while in possession of material nonpublic information or otherwise in violation of applicable securities laws or Parent policies.

6.6. IP Cleanup.

Before Closing, the Company and the Sellers shall ensure that the Company owns, free and clear of Encumbrances, all intellectual property, technology, data, accounts, credentials, contracts and assets used or held for use in the Business. The Sellers shall execute, and shall cause all necessary third parties under their control to execute, assignments, confirmations, account transfers and other instruments requested by Buyer or Parent.

6.7. Employment and Restrictive Covenant Agreements.

Each Seller designated as an Executive who will provide post-Closing services shall devote full-time professional efforts to the Company following the Closing, subject to the terms of such Executive’s definitive employment agreement, and shall execute an employment and restrictive covenant agreement in form and substance satisfactory to Buyer and Parent, including sale-of-business covenants to the maximum extent permitted by applicable law.

6.8. Further Assurances.

Each Party shall execute and deliver additional documents and take additional actions reasonably requested by Buyer or Parent to consummate the Transaction and give effect to this Agreement and the Ancillary Agreements. The Parties acknowledge that any employment, compensation, equity incentive or severance arrangements shall not constitute purchase consideration.

6.9. Exclusivity; No-Shop.

From the date of this Agreement until the earlier of the Closing and the termination of this Agreement, the Company and the Sellers shall not, directly or indirectly, solicit, initiate, encourage, entertain, negotiate, accept or enter into any proposal or transaction involving any sale of equity, sale of assets, merger, consolidation, investment, financing, recapitalization or similar transaction involving the Company or the Business, other than with Buyer and Parent, and shall promptly notify Buyer and Parent of any inquiry or proposal relating to any such transaction, including the identity of the contacting party and the material terms of the inquiry or proposal.

The Company and the Sellers shall cause their respective Affiliates, representatives, advisors, agents and controlled entities to comply with this Section 6.9.

ARTICLE VII - POST-CLOSING GOVERNANCE AND RETAINED EQUITY COVENANTS

7.1. Board Composition.

Effective immediately after the Closing, the Company’s board of directors shall consist of three (3) directors unless Buyer approves another number as permitted by and through the Company’s by-laws and a majority shareholder vote. Buyer shall have the right to designate at least two (2) directors and the Sellers, acting by majority of the retained shares held by the Sellers, may designate one (1) director, subject to Buyer’s approval, not to be unreasonably withheld, conditioned or delayed.

7.2. Officers; Bank Authority; Controls.

Buyer shall have approval rights over the Company’s chief executive officer, chief financial officer or finance lead, bank signatories, accounting systems, budgets, cash management, reporting calendar, internal controls and public company reporting support as permitted by and through the Company’s by-laws and Board of Directors. No Executive shall have authority to bind the Company, Buyer or Parent except as expressly authorized in writing by the Company board or Buyer.

7.3. Reserved Matters.

Following the Closing and for so long as Buyer owns a majority of the Company’s outstanding voting power, without Buyer’s prior written approval, the Company and the Sellers shall not cause or permit the Company to: issue or repurchase equity; incur debt; grant liens; sell or license material assets or IP outside the ordinary course; enter material contracts; approve budgets or expenditures above thresholds approved by Buyer; hire or terminate senior personnel; change compensation outside approved budgets; enter related party transactions; declare dividends; make tax elections; settle litigation; amend organizational documents; approve any merger, sale, financing, recapitalization or liquidation; or take any action inconsistent with Buyer majority ownership or Parent public company obligations.

7.4. Transfer Restrictions on Retained Company Equity.

Following the Closing, no Seller shall sell, assign, pledge, encumber, gift, hedge or otherwise transfer any retained Company equity without Buyer’s prior written consent, except estate planning transfers approved by Buyer that remain subject to this Agreement. Any prohibited transfer shall be void ab initio. The Parties shall enter into a formal shareholders agreement at Closing.

7.5. Right of First Refusal.

Prior to the Closing, if any Seller receives or desires to accept a bona fide offer to transfer retained Company equity, Buyer shall have a right of first refusal to purchase such equity on the same terms. The Seller shall provide Buyer detailed written notice of the proposed transfer, and Buyer shall have thirty (30) days to elect to purchase all or any portion of the offered equity.

7.6. Information and Audit Support.

Prior to the Closing, the Company and the Sellers shall provide Parent and Buyer continuing access to financial statements, books, records, bank statements, tax records, customers, contracts, auditors, personnel, systems and other information required for Parent SEC reporting, audit, internal control, tax and compliance obligations.

7.7. Survival; Covenants Run With Shares.

The covenants in this Article VII shall survive the Closing and bind each Seller and any permitted transferee of retained Company equity. Each Seller shall cause any permitted transferee to execute a joinder acceptable to Buyer and Parent before any transfer.

ARTICLE VIII - CONDITIONS TO CLOSING

8.1. Mutual Conditions.

The obligations of the Parties to consummate the Closing are subject to: execution and delivery of all Ancillary Agreements; receipt of required corporate, stockholder, board, governmental, regulatory and third party approvals; absence of any law, order, injunction, proceeding or governmental action prohibiting or materially impairing the Transaction; and completion of all required corporate authorizations by Buyer, Parent, the Company and the Sellers.

8.2. Conditions to Buyer and Parent Obligations.

Buyer’s and Parent’s obligations to consummate the Closing are subject to the Parent’s satisfactory completion of diligence, execution of the Ancillary Agreements, and satisfaction or waiver by Buyer and Parent of the following conditions:

(a)	delivery by the Closing Date of final audited Company financial statements and audit support acceptable to Parent, Parent auditors and Parent securities counsel;

(b)	Buyer and Parent satisfactory completion of legal, financial, accounting, tax, IP, technology, software, AI/model, data/privacy, cybersecurity, employment, commercial and operational diligence;

(c)	confirmation of clean Company capitalization, title to the Purchased Shares, absence of undisclosed equity rights, debt, liens, SAFEs, phantom equity, profit participation rights or ownership claims;

(d)	execution of all Ancillary Agreements and delivery of all closing deliverables;

(e)	assignment to the Company of all Seller held or third party held IP, assets, domains, repositories, credentials, data rights and other assets used or held for use in the Business;

(f)	receipt of all consents, waivers, notices, approvals or confirmations required under Buyer or Parent financing arrangements, debt instruments, security agreements, Nasdaq Rules, charter documents, board approvals and material contracts;

(g)	Parent satisfaction with Nasdaq and SEC disclosure and compliance requirements, including any Listing of Additional Shares notification, Form 8-K requirements, financial statement requirements and absence of any required Parent stockholder approval unless obtained;

(h)	no material adverse change in the Company, its assets, financial condition, prospects, technology, customers, employees, capitalization or Business;

(i)	no undisclosed liabilities, unpaid taxes, off balance sheet obligations, litigation, government inquiries, employment claims, IP claims or related party arrangements unacceptable to Buyer or Parent; and

(j)	Buyer and Parent board, member, manager, disinterested committee or other corporate approvals deemed necessary or advisable by Buyer or Parent.

8.3. Conditions to Seller Obligations.

The Sellers’ obligations to consummate the Closing are subject to Buyer and Parent execution and delivery of the Ancillary Agreements to which they are parties, payment of the cash consideration and issuance or escrow of the Transaction Shares in accordance with this Agreement, subject to all applicable escrow, holdback, securities law, Nasdaq and transfer restrictions, and receipt of Buyer and Parent approvals required for Buyer and Parent to consummate the Transaction.

ARTICLE IX - INDEMNIFICATION

9.1. Survival.

Representations and warranties shall survive the Closing for eighteen (18) months, except that Fundamental Representations, tax matters, IP/title matters, restrictive covenants, fraud, willful misconduct and intentional misrepresentation shall survive for the applicable statute of limitations or the maximum period permitted by law.

9.2. Seller Indemnity.

The Sellers shall indemnify, defend and hold harmless Buyer, Parent, the Company and their Affiliates, directors, officers, employees, agents, representatives and successors from and against all Losses arising from: breaches of representations or warranties; breaches of covenants; taxes; title to Purchased Shares; capitalization defects; IP or data defects; undisclosed liabilities; debt or liens; employment or contractor claims; related party arrangements; brokers; fraud; and willful misconduct.

9.3. Buyer and Parent Indemnity.

Buyer and Parent shall indemnify the Sellers from and against Losses arising from Buyer’s or Parent’s breach of their representations, warranties or covenants, subject to the limitations in this Article IX.

9.4. Limitations.

Except for Fundamental Representations, taxes, IP/title matters, restrictive covenants, fraud, willful misconduct and intentional misrepresentation, the Sellers aggregate liability shall be capped at the Indemnity Holdback Shares and claims shall be subject to a deductible basket of Twenty-Five Thousand Dollars ($25,000). Fundamental, tax, IP/title and capitalization claims shall be capped at the Purchase Price. Fraud, willful misconduct and intentional misrepresentation shall not be capped.

9.5. Setoff and Holdback.

Buyer and Parent may recover indemnifiable Losses from the Indemnity Holdback Shares and may set off finally determined or good faith pending claims against any amounts or shares otherwise payable or releasable to any Seller, without limiting other remedies.

9.6. Procedures.

The escrow or holdback agreement shall include customary procedures for third party claims, direct claims, defense control, settlement consent, release of holdback shares and dispute resolution. Buyer and Parent shall not be required to release disputed holdback shares until the applicable claim is finally resolved.

9.7. Working Capital Shortfall Indemnity.

From and until thirty (30) days after the Closing, the Sellers shall, jointly and severally, indemnify, defend and hold harmless Buyer, Parent, the Company and their respective Affiliates, representatives, successors and assigns from and against any and all Losses arising out of, resulting from or relating to: (a) any failure by the Sellers to fund the Support Account in the amount in excess of $50,000 required under Section 2.10; or (b) any understatement of liabilities, overstatement of assets, manipulation of Working Capital or inaccuracy in the Stipulated Working Capital Certificate or its supporting schedules. Any amount recoverable under this Section shall be payable on a dollar-for-dollar basis and shall not be subject to any deductible, basket, threshold, de minimis amount or cap otherwise applicable under this Agreement. Buyer may recover such amount, at its election, by setoff against any amount otherwise payable or releasable to the Sellers, by release from the Indemnity Holdback, by cancellation or retention of Transaction Shares, or by direct payment from the Sellers within five (5) Business Days after written demand and reasonable supporting documentation.

ARTICLE X - TERMINATION

10.1. Termination Rights.

This Agreement may be terminated before Closing: by mutual written agreement of Buyer, Parent, the Company and the Sellers; by Buyer or Parent at any time, in its sole discretion, by written notice to the Company and the Sellers; automatically upon the Company’s failure to deliver audited financial statements acceptable to Parent by the Closing Date, unless Buyer or Parent elects otherwise in writing; by Buyer or Parent upon any breach by the Company or any Seller that would cause a closing condition not to be satisfied; by the Company or Sellers upon any material breach by Buyer or Parent that would cause a closing condition not to be satisfied and is not cured within ten (10) days after notice; automatically if Parent determines that the Transaction cannot be consummated in compliance with Nasdaq Rules or securities laws without Parent stockholder approval that has not been obtained; or as otherwise provided herein.

10.2. Effect of Termination.

Upon termination, this Agreement shall have no further effect except for provisions concerning confidentiality, public disclosures, no trading, expenses, brokers, governing law, forum, remedies, indemnity for pre-termination breaches and other provisions that by their nature survive. Termination shall not relieve any Party from liability for fraud, willful misconduct or pre-termination breach, and, with respect to any breach by the Company or any Seller of the exclusivity, no-shop or interim operating covenants, Buyer and Parent shall be entitled to equitable relief and reimbursement of all documented out-of-pocket fees and expenses incurred by Buyer, Parent and their representatives in connection with the Transaction, without limiting any other remedies.

ARTICLE XI - MISCELLANEOUS

11.1. Governing Law; Forum.

This Agreement and all disputes arising out of or relating to this Agreement or the Transaction shall be governed by Delaware law, without regard to conflict of law rules that would result in the application of the laws of another jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, the state or federal courts located in Delaware.

11.2. Waiver of Jury Trial.

EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE TRANSACTION.

11.3. Public Announcements.

Parent shall control all SEC filings, Nasdaq notifications, press releases, investor communications, public-company disclosures and other public disclosures relating to Parent or the Transaction. No Seller or Company representative shall make any public statement, social media post, customer communication, employee communication or investor communication concerning Parent, Buyer, the Transaction or the Ancillary Agreements without Parent’s prior written consent except as required by law after reasonable advance notice to Parent.

11.3A. Confidentiality.

The existence and terms of this Agreement, the Ancillary Agreements, the Transaction and all non-public information exchanged in connection with the Transaction are confidential and may not be disclosed by the Company, any Seller or any of their respective Affiliates or representatives except to representatives, advisors, financing sources, auditors and prospective financing sources who need to know such information for purposes of evaluating or consummating the Transaction and who are informed of its confidential nature, or as required by applicable law after reasonable advance notice to Parent. Any existing confidentiality agreement remains in effect, and in the event of conflict, the provision more protective of Parent and its information shall control. Notwithstanding the foregoing, Parent may make any disclosure it determines in good faith is required or advisable under securities laws, Nasdaq Rules, Regulation FD, SEC reporting obligations, auditor requirements, board processes, financing arrangements, court order, subpoena, legal process or governmental, regulatory or self-regulatory inquiry, and Parent shall have sole control over the timing, content and manner of such disclosure.

11.3B. Expenses.

Except as otherwise expressly provided in this Agreement or unless Parent expressly agrees otherwise in writing, each Party shall bear its own fees and expenses incurred in connection with this Agreement, the Transaction and the Ancillary Agreements; provided that the Company and the Sellers shall be responsible for all of their own legal, accounting, audit, tax, advisory and broker fees, including costs associated with preparing the audited financial statements. All Transaction Expenses of the Company and the Sellers that are unpaid as of Closing shall be treated as current liabilities for Working Capital purposes unless Parent expressly agrees in writing otherwise. The Sellers shall indemnify Buyer and Parent for any broker, finder, investment banker or similar fee or commission arising from any arrangement made by the Company or any Seller.

11.4. Entire Agreement; Amendments.

This Agreement, the Ancillary Agreements, disclosures and any surviving binding provisions of the LOI or confidentiality agreement constitute the entire agreement among the Parties and supersede all prior understandings concerning the Transaction. This Agreement may be amended only by a written instrument signed by Buyer, Parent, the Company and Sellers holding a majority of the Seller-held Company equity immediately before Closing, except that any amendment disproportionately adverse to a Seller shall require that Seller consent.

11.5. Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original and all of which together constitute one instrument.

SIGNATURE PAGE

The Parties have executed this Stock Purchase Agreement as of the date first written above.

AETHER COMPUTE LLC

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	CEO

AETHER HOLDINGS, INC.

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chairman of the Board and CEO

NOVIANT INC.

By:	/s/ Kevin Wang
Name:	Kevin Wang
Title:	CEO

/s/ Kevin Wang
Kevin Wang

/s/ Jin Yi Wang
Jin Yi Wang

/s/ James L. Mo
James L. Mo

/s/ Enbo B. Zeng
Enbo B. Zeng

SCHEDULE A

Purchased Shares and Consideration Allocation